Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

June 10, 2014

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on May 12, 2014 regarding the issues listed below.

1.	Comment: Please explain the 605% portfolio turnover rate for the Target 2055 Series for the fiscal year ended October 31, 2013, and why the Series’ Statement of Additional Information (“SAI”) dated March 1, 2014 did not include an explanation, as required by Item 16(e) of Form N-1A, of any significant variation in the Series’ portfolio turnover rates over the Series’ two most recently completed fiscal years.

Response: No explanation of the variation in the Series’ portfolio turnover rate for fiscal year ended October 31, 2013 as compared to the Series’ portfolio turnover rate for fiscal year ended October 31, 2012 was provided because the fiscal year ended October 31, 2013 was the Series’ first full fiscal year. Further, the Series’ portfolio turnover rate for the fiscal year ended October 31, 2013 resulted from factors unrelated to the Series’ investment strategy and the investment advisor’s implementation of the Series’ investment strategy. In fact, the Series’ portfolio turnover rate for the fiscal year ended October 31, 2013 was significantly influenced by the following factors: (a) the low level of assets in the Series; (b) the fact that the Series, which is a “fund of funds,” had only one investment during the course of the fiscal year; and (c) a large financial intermediary purchased a significant amount of shares of the Series and then redeemed all of its shares within two months. As disclosed in the Series’ SAI, under normal market conditions, the Series expects that its long-term average annual turnover rate will be less than 100%. We will add an explanation of the Target 2055 Series’ portfolio turnover rate in its next Rule 485 filing, which is expected to take place in July 2014.

2.	Comment: The Annual Reports of certain Series indicate that, as of their fiscal year ends, the Series’ investments were allocated to the financials and information technology sectors as follows:

Core Bond Series – 47.1% in Financials

Core Plus Bond Series – 45.4% in Financials

Global Fixed Income Series – 28.3% in Financials

Equity Series – 26.7% in Information Technology

Tax Managed Series – 26.6% in Information Technology

Pro-Blend Conservative Term Series – 36.4% in Financials

Pro-Blend Moderate Term Series – 25.9% in Financials

Please explain why the Series’ investments in the sectors are not addressed in the “Principal Investment Strategies” and “Principal Risks” sections of the Series’ prospectuses.

Response: By way of clarification, please note that the sector allocations in the Annual Reports of the Pro-Blend Conservative Term Series and Pro-Blend Moderate Term Series were calculated as percentages of total common stocks, corporate bonds, and preferred stocks, whereas the sector allocations in the Annual Reports of the other Series were calculated as percentages of net assets. The noted sector allocations of the Pro-Blend Conservative Term Series and Pro-Blend Moderate Term Series, as of their most recent fiscal year ends, calculated as percentages of net assets were as follows:

Pro-Blend Conservative Term Series – 24.0% in Financials

Pro-Blend Moderate Term Series – 18.3% in Financials

Investments in the sectors are not addressed in the “Principal Investment Strategies” and “Principal Risks” sections of the Series’ prospectuses because the allocations are a result of the then-current investment opportunities identified by a Series’ portfolio management teams, as opposed to a principal investment strategy of the Series to invest in the identified sectors. Accordingly, a Series’ investments in a sector will vary over time depending on the portfolio management team’s then-current view of the investment opportunities presented by such sector.

Going forward, however, the following disclosure will be added to the Series’ prospectuses:

For the sections titled “Principal Investment Strategies”:

There are no prescribed limits on the sector allocation of the Series’ investments and, from time to time, the Series may focus its investments in one or more sectors.

For the sections titled “Principal Risks of Investing in the Series”:

Sector focus risk – Because the Series’ investments may, from time to time, be more heavily invested in a particular sector or sectors, the value of its shares may be especially sensitive to factors and economic risks that specifically affect those sectors. As a result, the Series’ share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors.

3.	Comment: For the Target Series and Strategic Income Series, which are funds of affiliated funds and thus do not meet the requirements (i.e., at least 95% of the amount of the Series’ total assets are represented by investments in securities of unaffiliated issuers) of Rule 6-05 of Regulation S-X (“Rule 6-05”), the Statements of Assets and Liabilities in the Annual Reports should be presented as “Balance Sheets” pursuant to Rule 6-04 of Regulation S-X (“Rule 6-04”), instead of being presented as “Statements of Net Assets” pursuant to Rule 6-05.

Response: Although we believe all information required by Rule 6-04 was included in the Annual Reports, and we believe the current presentation allows the reader to see immediately the “glide path” strategy of the various Series, the Series will present their Statements of Assets and Liabilities and Investment Portfolios in accordance with the Rule 6-04 format in future reports to shareholders.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg

Jodi L. Hedberg

Corporate Secretary

cc:	Ken Ellington, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC